Exhibit 99.1

Stagecoach Gas Services LLC

Consolidated Financial Statements

As of December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017 and
For the Period from June 3, 2016 to December 31, 2016

Exhibit 99.1

STAGECOACH GAS SERVICES LLC

Exhibit 99.1

Report of Independent Auditors
The Management Committee
Stagecoach Gas Services, LLC

We have audited the accompanying consolidated financial statements of Stagecoach Gas Services, LLC, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, members’ equity and cash flows for the two years ended December 31, 2018 and for the period from June 3, 2016 to December 31, 2016 and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stagecoach Gas Services, LLC at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for the two years ended December 31, 2018 and for the period from June 3, 2016 to December 31, 2016 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Houston, TX
February 13, 2019

Exhibit 99.1

STAGECOACH GAS SERVICES LLC CONSOLIDATED BALANCE SHEETS (in millions)

	December 31,
	2018	2017
Assets
Current assets:
Cash	$31.9	$33.5
Restricted cash	—	2.5
Accounts receivable	11.2	11.6
Accounts receivable - related party	2.6	2.8
Inventory	1.5	2.0
Prepaid expenses	2.9	2.7
Total current assets	50.1	55.1

Property, plant and equipment	1,132.6	1,128.4
Less: accumulated depreciation	90.8	55.0
Property, plant and equipment, net	1,041.8	1,073.4

Intangible assets	53.4	53.4
Less: accumulated amortization	26.6	17.9
Intangible assets, net	26.8	35.5

Goodwill	656.5	656.5
Total assets	$1,775.2	$1,820.5

Liabilities and members' equity
Current liabilities:
Accounts payable	$1.3	$0.7
Accounts payable - related party	0.7	0.4
Accrued expenses and other liabilities	2.2	5.9
Total current liabilities	4.2	7.0

Long-term liabilities	0.9	1.4
Commitments and contingencies (Note 4)
Members' equity	1,770.1	1,812.1
Total liabilities and members' equity	$1,775.2	$1,820.5

See accompanying notes.

Exhibit 99.1

STAGECOACH GAS SERVICES LLC CONSOLIDATED STATEMENTS OF OPERATIONS (in millions)

	Year Ended December 31,		For the Period from June 3, 2016 to
	2018	2017	December 31, 2016
Revenues:
Storage and transportation	$140.1	$134.7	$79.7
Storage and transportation - related party	31.3	33.9	19.6
	171.4	168.6	99.3
Operating expenses:
Costs of services sold	9.9	6.5	3.4
Costs of services sold - related party	—	3.7	2.6
Operations and maintenance	18.6	17.2	6.5
Operations and maintenance - related party	3.4	3.4	3.4
General and administrative	0.2	0.2	0.4
General and administrative - related party	3.2	3.6	2.1
Depreciation and amortization	44.0	43.1	25.7
	79.3	77.7	44.1
Other income, net	—	0.2	0.1
Net income	$92.1	$91.1	$55.3

See accompanying notes.

Exhibit 99.1

STAGECOACH GAS SERVICES LLC CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (in millions)

	Crestwood Pipeline and Storage Northeast LLC	Con Edison Gas Pipeline and Storage Northeast, LLC	Total
Members' equity at Inception	$—	$—	$—
Contributions from members at fair value, net	1,845.0	974.0	2,819.0
Distributions to members	(990.0)	(29.8)	(1,019.8)
Transfer of member's equity	51.4	(51.4)	—
Net income	15.9	39.4	55.3
Balance at December 31, 2016	922.3	932.2	1,854.5
Contributions from members	0.8	0.8	1.6
Distributions to members	(47.3)	(87.8)	(135.1)
Net income	25.3	65.8	91.1
Balance at December 31, 2017	901.1	911.0	1,812.1
Distributions to members	(48.7)	(85.4)	(134.1)
Net income	29.3	62.8	92.1
Balance at December 31, 2018	$881.7	$888.4	$1,770.1

See accompanying notes.

Exhibit 99.1

STAGECOACH GAS SERVICES LLC CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions)

	Year Ended December 31,		For the Period from June 3, 2016 to
	2018	2017	December 31, 2016
Operating activities
Net income	$92.1	$91.1	$55.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44.0	43.1	25.7
Other	(0.2)	(0.8)	—
Changes in operating assets and liabilities:
Accounts receivable	0.6	(0.1)	0.7
Inventory	—	—	0.2
Prepaid expenses	(0.2)	0.1	0.1
Accounts payable	1.5	(0.6)	1.1
Accrued expenses and other liabilities	(3.3)	1.1	(0.5)
Net cash provided by operating activities	134.5	133.9	82.6

Investing activities
Purchases of property, plant and equipment	(4.5)	(2.2)	(1.8)
Net cash used in investing activities	(4.5)	(2.2)	(1.8)

Financing activities
Contributions from members	—	1.6	976.8
Distributions to members	(134.1)	(135.1)	(1,019.8)
Net cash used in financing activities	(134.1)	(133.5)	(43.0)

Net change in cash and restricted cash	(4.1)	(1.8)	37.8
Cash and restricted cash at beginning of period	36.0	37.8	—
Cash and restricted cash at end of period	$31.9	$36.0	$37.8

See accompanying notes.

Exhibit 99.1

STAGECOACH GAS SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Organization

Stagecoach Gas Services LLC (Stagecoach Gas or the Company) is a Delaware limited liability company formed on April 14, 2016, by Crestwood Pipeline and Storage Northeast LLC (Crestwood Northeast) for the purpose of owning and operating natural gas storage and transportation operations. Crestwood Northeast is a wholly-owned subsidiary of Crestwood Midstream Partners LP (CMLP). Crestwood Equity Partners LP owns a 99.9% limited partnership interest in CMLP and its wholly-owned subsidiaries own the remaining 0.1% limited partnership interest as well as a non-economic general partnership interest in CMLP. Stagecoach Gas had no operations from April 14, 2016 (Inception) to June 2, 2016.

On June 3, 2016, Crestwood Northeast and Con Edison Gas Pipeline and Storage Northeast LLC (CEGP), a wholly-owned subsidiary of Consolidated Edison, Inc (Consolidated Edison) entered into an amended and restated limited liability company agreement (the Amended Agreement) to form the Stagecoach Gas joint venture with each member owning a 50% equity interest in us. Pursuant to the Amended Agreement, Crestwood Northeast contributed to us its subsidiaries which owned and operated storage and transportation assets described below, including a 20% membership interest in Stagecoach Operating Services LLC (Stagecoach Operating), and CEGP contributed approximately $974 million of cash to us. Stagecoach Gas distributed to Crestwood Northeast the cash proceeds received from CEGP. Effective January 1, 2017, we purchased the remaining 80% membership interest in Stagecoach Operating from Crestwood Northeast for less than $0.1 million. See Note 6 for a further discussion of the net assets contributed to us by our members. Our members and their affiliates are not liable for the obligations of the Company.

Unless otherwise indicated, references in this report to “we,” “us,” or “our” and similar terms refer to either Stagecoach Gas itself or Stagecoach Gas and its consolidated subsidiaries, as the context requires.

Description of Business

We are a joint venture primarily engaged in the storage and transportation of natural gas for producers, utilities and other customers. Below is a description of our storage and transportation facilities.

Storage Facilities. We own and operate four storage facilities located in New York and Pennsylvania. The facilities are located near major shale plays and demand markets, have low maintenance costs and long useful lives. Our storage facilities have comparatively high cycle capabilities, and their interconnectivity with interstate pipelines offer significant flexibility to our customers. Our natural gas storage facilities, each of which generates fee-based revenues and has a contracted capacity of 33.7 billion cubic feet (Bcf) compared to an operational capacity of 34.8 Bcf as of December 31, 2018, include:

•	Stagecoach - a Federal Energy Regulatory Commission (FERC) certificated 26.2 Bcf multi-cycle, depleted reservoir storage facility.

•	Thomas Corners - a FERC-certificated 7.0 Bcf multi-cycle, depleted reservoir storage facility.

•	Seneca Lake - a FERC-certificated 1.5 Bcf multi-cycle, bedded salt storage facility.

•	Steuben - a FERC-certificated 6.2 Bcf single-cycle, depleted reservoir storage facility.

Transportation Facilities. We own three natural gas pipeline systems located in New York and Pennsylvania. Our natural gas transportation facilities include:

•
North-South Facilities - include compression and appurtenant facilities installed to expand transportation capacity on the Stagecoach north and south pipeline laterals. The North-South Facilities generate fee-based revenues under a negotiated rate structure authorized by the FERC.

•
MARC I Pipeline - an intrastate natural gas pipeline that connects the North-South Facilities and Tennessee Gas Pipeline Company, LLC's 300 Line in Bradford County, Pennsylvania, with UGI Energy Services LLC's Sunbury Pipeline and Transcontinental Gas Pipeline Company LLC's Leidy Line both in Lycoming County, Pennsylvania. The MARC I Pipeline generates fee-based revenues under a negotiated rate structure authorized by the FERC.

•
East Pipeline - an intrastate natural gas pipeline located in New York, which transports natural gas from Dominion Transmission Inc. to the Binghamton, New York city gate. The East Pipeline generates fee-based revenues under a negotiated rate structure authorized by the New York State Public Service Commission.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP) and include the accounts of all consolidated subsidiaries after the elimination of all intercompany accounts and transactions. Certain amounts in prior periods have been reclassified to conform to the current year presentation, none of which impacted our previously reported net income or partner's capital. In management’s opinion, all necessary adjustments to fairly present our results of operations, financial position and cash flows for the periods presented have been made and all such adjustments are of a normal and recurring nature. We have evaluated subsequent events through the date our financial statements were available to be issued on February 13, 2019.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination to consolidate or apply the equity method of accounting to an entity can also require us to evaluate whether that entity is considered a variable interest entity. This evaluation, along with the determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts we report as assets, liabilities, revenues and expenses and our disclosures in these consolidated financial statements. Actual results can differ from those estimates.

Cash

We consider all highly liquid investments with an original maturity of less than three months to be cash.

Restricted Cash

Our restricted cash represents cash held under the terms of certain contractual agreements and is classified as current on our consolidated balance sheets. The change in restricted cash for the year ended December 31, 2018 is approximately $2.5 million and is included in operating activities (change in accrued expenses and other liabilities) in the consolidated statements of cash flows. There was no change in restricted cash during the year ended December 31, 2017. For a description of the change in restricted cash during the period from June 3, 2016 to December 31, 2016, see Note 6.

Inventory

Inventory for our storage and transportation operations consists primarily of spare parts. Our inventory is stated at the lower of cost or net realizable value and cost is computed predominantly using the average cost method.

Fair Value Measurements

The accounting standard for fair value measurement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•
Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Exhibit 99.1

•
Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

•
Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

At June 3, 2016, we completed a fair value assessment of the assets contributed by Crestwood Northeast. The fair value assessment considered a number of factors, including the potential value we would receive if we sold the assets and the discounted future cash flows based on the operations of the Company, which is a Level 3 fair value measurement. The fair value of the storage and transportation operations contributed to us totaled $1,845 million, which was comprised primarily of approximately $1,125.1 million of property, plant, and equipment, $48.6 million of intangible assets and liabilities, $656.5 million goodwill and $14.8 million of other current assets and liabilities. Goodwill recognized related primarily to synergies between us and the operations of our members.

As of December 31, 2018 and 2017, the carrying amounts of cash, accounts receivable and accounts payable approximate fair value based on the short-term nature of these instruments.

Property, Plant and Equipment

Property, plant and equipment is recorded at its original cost of construction or, upon contribution or acquisition, at the fair value of the assets contributed or acquired. For assets we construct, we capitalize direct costs, such as labor and materials, and indirect costs, such as overhead. We capitalize major units of property replacements or improvements and expense minor items. Depreciation is computed by the straight-line method over, the estimated useful lives of the assets, as follows:

Years
Pipelines	20
Facilities and equipment	3 – 20
Buildings and other	20 – 40
Office furniture and fixtures	5 – 10
Vehicles	5

Included in our property, plant and equipment are storage rights, base gas and land, which are not subject to depreciation.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is typically based on discounted cash flow projections using assumptions as to revenues, costs and discount rates typical of third party market participants.

We have various obligations to remove property, plant and equipment on rights-of-way and leases for which we cannot currently estimate the fair value of those obligations because the associated assets have indeterminate lives. An asset retirement obligation liability (and related asset), if any, will be recorded for these obligations once sufficient information is available to reasonably estimate the fair value of the obligation.

Identifiable Intangible Assets and Liabilities

Our identifiable intangible assets and liabilities consist of storage and transportation contracts contributed at the formation of the Company. We amortize these storage and transportation contracts based on the projected cash flows associated with the contracts if the projected cash flows are reliably determinable. We recognize intangible assets or liabilities separately if the benefit of the intangible asset or liability is obtained through contractual or other legal rights, or if the intangible asset or

Exhibit 99.1

liability can be sold, transferred, licensed, rented or exchanged, regardless of the intent to do so. The weighted-average remaining life of our intangible assets and liabilities is approximately four years.

At December 31, 2018 and 2017, our net intangible asset balance related to our storage and transportation contracts was approximately $26.8 million and $35.5 million. Amortization expense related to our intangible assets for the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, was approximately $8.7 million, $10.1 million and $7.8 million. Our storage and transportation contracts which represent intangible liabilities was approximately $0.1 million and $0.6 million as of December 31, 2018 and 2017, and are reflected as long-term liabilities on our consolidated balance sheets. Amortization related to these intangible liabilities is included as a reduction to depreciation and amortization expense on our consolidated statements of operations. For the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, we recorded a reduction of our depreciation and amortization expense of approximately $0.5 million, $2.4 million and $1.6 million related to our intangible liabilities.

Estimated amortization of our intangible assets and liabilities, net for the next five years is as follows (in millions):

Year Ending December 31,
2019	$8.1
2020	7.1
2021	6.1
2022	5.4
2023	—	(1)
(1) Amount is less than $0.1 million.

Goodwill

Our goodwill represents the excess of the fair value of the Company over the fair value of the net assets contributed at the formation of the Company. We evaluate goodwill for impairment annually on December 31, and whenever events indicate that it is more likely than not that the fair value of the Company could be less than its carrying amount. This evaluation requires us to compare the fair value to the carrying value (including goodwill). If the fair value exceeds the carrying amount, goodwill is not considered impaired.

We estimate the fair value based on a number of factors, including discount rates, projected cash flows and the potential value we would receive if we sold the Company. We also compare the total fair value to our overall enterprise value. Estimating projected cash flows requires us to make certain assumptions as it relates to the future operating performance of the Company (which includes assumptions, among others, about estimating future operating margins and related future growth in those margins, contracting efforts and the cost and timing of facility expansions) and assumptions related to our customers, such as their future capital and operating plans and their financial condition. When considering operating performance, various factors are considered such as current and changing economic conditions and the commodity price environment, among others. Due to the imprecise nature of these projections and assumptions, actual results can and often do, differ from our estimates. If the assumptions embodied in the projections prove inaccurate, we could incur a future impairment charge.

Revenue Recognition

We provide transportation and storage services under various long-term capacity contracts and short-term hub service contracts. Under these contracts, we do not take title to the underlying natural gas but charge a fixed-fee for the services we provide based on the volumes transported and/or stored.

On January 1, 2018, we early adopted the provisions of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. We adopted the standard using the modified retrospective method for all revenue contracts that involve revenue generating activities that occur after January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under the new standard, while amounts prior to January 1, 2018 continue to be reported in accordance with our historic accounting under Revenue Recognition (Topic 605). The adoption of Topic 606 did not have a material impact to our consolidated financial statements.

Prior to January 1, 2018, we recognized revenues for services when all of the following criteria were met under Topic 605: (i) storage, transportation and storage-related services had been rendered; (ii) persuasive evidence of an exchange arrangement

Exhibit 99.1

existed; (iii) the price for services was fixed or determinable; and (iv) collectability was reasonably assured. We recorded deferred revenue when we received amounts from our customer but had not yet met the criteria listed above. We recognized deferred revenue in our consolidated statement of operations when the criteria had been met and all services had been rendered. At December 31, 2017, we had deferred revenue of approximately $1.3 million, which is reflected in accrued expenses and other liabilities on our consolidated balance sheet.

Beginning January 1, 2018, we recognize revenues for services under our revenue contracts as our obligations to perform services under the contracts are satisfied. A contract’s transaction price is allocated to each performance obligation in the contract and recognized as revenue when, or as, the performance obligation is satisfied. Our fixed-fee contracts primarily have a single performance obligation to deliver a series of distinct services that are substantially the same and have the same pattern of transfer to our customers. For performance obligations associated with these contracts, we recognize revenues over time utilizing the output method based on the actual volumes of services performed, because the single performance obligation is satisfied over time using the same performance measure of progress toward satisfaction of the performance obligation. The transaction price under certain of our fixed-price contract includes variable consideration that varies primarily based on actual volumes that are delivered under the contracts. Because the variable consideration specifically relates to our efforts to transfer the services under the contracts, we allocate the variable consideration entirely to the distinct service utilizing the allocation exception guidance under Topic 606, and accordingly recognize the variable consideration as revenues at the time the service is performed for the customers.

The evaluation of when performance obligations have been satisfied and the transaction price that is allocated to our performance obligations requires significant judgment and assumptions, including our evaluation of the timing of when control of the underlying service has transferred to our customers. Actual results can significantly vary from those judgments and assumptions. Our contracts do not contain multiple performance obligations and we did not receive non-cash consideration during the year ended December 31, 2018.

The following table summarizes the transaction price allocated to our remaining performance obligations that have not been recognized as of December 31, 2018 (in millions):

2019	$107.2
2020	89.3
2021	55.4
2022	41.3
2023	2.2
Thereafter	0.4
Total	$295.8

Our remaining performance obligations generally exclude, based on the following practical expedients that we elected to apply, disclosures for (i) variable consideration allocated to a wholly-unsatisfied promise to transfer a distinct service that forms part of the identified single performance obligation; (ii) unsatisfied performance obligations where the contract term is one year or less; and (iii) contracts for which we recognize revenues as amounts are invoiced.

Amounts due from our customers under our revenue contracts are primarily billed at the end of each month and are due within 10 days of billing. At December 31, 2018, we had receivables related to our Topic 606 revenue contracts of $13.5 million and we had deferred revenues of $0.1 million reflected in accrued expenses and other liabilities on our consolidated balance sheet.

For contracts that were modified prior to January 1, 2018, we have not retrospectively restated the contract for those modifications and instead we have reflected the aggregate effect of those modifications when identifying satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to satisfied and unsatisfied obligations. The impact of applying this transition practical expedient was not material to our consolidated financial statements.

Exhibit 99.1

In conjunction with the adoption of the provisions of Topic 606, we began reporting our revenues from contracts with customers disaggregated by type of service for the year ended December 31, 2018 as we believe it best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors. See details in the table below for disaggregation of our revenues (in millions):

Year Ended December 31, 2018
Natural gas storage	$59.7
Natural gas transportation	108.5
Total Topic 606 revenues	168.2
Non-Topic 606 revenues	3.2
Total revenues	$171.4

Income Taxes

Stagecoach Gas is a limited liability company. A limited liability company can be treated as a partnership for income tax purposes and therefore, is generally not subject to federal income tax. In addition, federal and state income taxes are provided on the earnings of subsidiaries incorporated as taxable entities. For taxable entities, we are required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using expected rates in effect for the year in which the differences are expected to reverse.

Net earnings for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax basis and the financial reporting basis of assets and liabilities and the taxable income allocation requirements under the limited liability company agreement.

Uncertain Tax Positions. We evaluate the uncertainty in tax positions taken or expected to be taken in the course of preparing our consolidated financial statements to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Such tax positions, if any, would be recorded as a tax benefit or expense in the current year. We believe that there were no uncertain tax positions that would impact our results of operations for the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016. However, our conclusions regarding the evaluation are subject to review and may change based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Environmental Costs and Other Contingencies

We recognize liabilities for environmental and other contingencies when there is an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of range is accrued.

We record liabilities for environmental contingencies at their undiscounted amounts on our consolidated balance sheets as accrued expenses and other liabilities when environmental assessments indicate that remediation efforts are probable and costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts and presently enacted laws and regulations, taking into consideration the likely effects of other societal and economic factors. These estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and recognize a current period charge in operations and maintenance expenses when clean-up efforts do not benefit future periods. At December 31, 2018 and 2017, we had no amounts accrued for environmental or other contingencies.

We evaluate potential recoveries of amounts from third parties, including insurance coverage, separately from our liability. Recovery is evaluated based on the solvency of the third party, among other factors. When recovery is assured, we record and report an asset separately from the associated liability on our consolidated balance sheets.

Exhibit 99.1

Credit Risk and Concentrations

Inherent in our contractual portfolio are certain credit risks. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract. We take an active role in managing credit risk and have established control procedures, which are reviewed on an ongoing basis. We attempt to minimize credit risk exposure through credit policies and periodic monitoring procedures.

We provide storage and transportation services to our customers. The following table represents customers which accounted for more than 10% of our total consolidated revenues for the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016:

	Year Ended December 31,		For the Period from June 3, 2016 to
	2018	2017	December 31, 2016
Customer:
Consolidated Edison	18%	20%	20%
Southwestern Energy Services Company	13%	12%	11%
Alta Energy Marketing (1)	11%	—%	—%
Chesapeake Energy Marketing Inc.	10%	10%	10%
Anadarko Energy Services Company (2)	—%	—%	11%

(1)	During the year ended December 31, 2017, and for the period from June 3, 2016 to December 31, 2016, Alta Energy Marketing did not account for more than 10% of our total consolidated revenues.

(2)	During the years ended December 31, 2018 and 2017, Anadarko Energy Services Company did not account for more than 10% of our total consolidated revenues.

New Accounting Pronouncement Issued But Not Yet Adopted

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842), which revises the accounting for leases by requiring certain leases to be recognized as assets and liabilities on the balance sheet, and requiring companies to disclose additional information about their leasing arrangements. We will utilize the modified retrospective method to adopt the provisions of this standard effective January 1, 2019. As allowed for in the standard, upon adoption we will not reassess the current GAAP classification of leases that existed as of December 31, 2018, and we will not utilize the hindsight method in determining the assets and liabilities to be recorded for our existing leases on January 1, 2019. We do not anticipate that the adoption of this standard will have a material impact to our consolidated financial statements.

Note 3 – Certain Balance Sheet Information

Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2018 and 2017 (in millions):

	December 31,
	2018	2017
Pipelines	$460.2	$459.8
Facilities and equipment	170.9	168.7
Buildings, land and storage rights	479.2	479.2
Construction in process	3.6	2.3
Base gas	16.7	16.7
Other (1)	2.0	1.7
	1,132.6	1,128.4
Less: accumulated depreciation	90.8	55.0
Total property, plant and equipment, net	$1,041.8	$1,073.4

(1)	Includes office furniture and fixtures and vehicles.

Exhibit 99.1

Depreciation expense totaled $35.8 million, $35.5 million and $19.5 million at December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2018 and 2017 (in millions):

	December 31,
	2018	2017
Customer deposits	$0.6	$2.6
Accrued expenses	1.5	1.9
Deferred revenue	0.1	1.3
Other	—	0.1
Total accrued expenses and other liabilities	$2.2	$5.9

Note 4 - Commitments and Contingencies

General. We are periodically involved in litigation proceedings. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, then we accrue the estimated amount. The results of litigation proceedings cannot be predicted with certainty. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued. Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures for which we can estimate would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position with respect to both accrued liabilities and other potential exposures.

Any loss estimates are inherently subjective, based on currently available information, and are subject to management's judgment and various assumptions. Due to the inherently subjective nature of these estimates and the uncertainty and unpredictability surrounding the outcome of legal proceedings, actual results may differ materially from any amounts that have been accrued. At December 31, 2018 and 2017, we had no amounts accrued for outstanding legal matters.

Note Payable. Our non-interest bearing obligation consists of a noncompetition agreement between us and the seller of a certain company acquired in 2007, with payments due through 2027 and imputed interest of 8.00%. At December 31, 2018 and 2017, our non-interest bearing obligation was approximately $0.9 million and $1.0 million, less an unamortized discount based on an imputed interest of $0.2 million and $0.3 million, respectively. The aggregate maturity of the principal amount on our note payable for each of the years ended December 31, 2019 through December 31, 2023 is less than $0.1 million and $0.3 million in total thereafter.

Note 5 - Related Party Transactions

We enter into transactions with our affiliates within the ordinary course of business. Below is a description of our related party agreements.

Storage and Transportation Agreement. We have a storage and transportation agreement with Consolidated Edison that extends through March 2021. The agreement provides for firm storage capacity of 7.2 Bcf and daily transportation rights of 0.1 Bcf. We recognized revenues of $31.3 million, $33.9 million and $19.6 million under this agreement for the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016.

Management Agreement. On June 3, 2016 we entered into a management agreement with subsidiaries of Crestwood Midstream, Crestwood Midstream Operations LLC and Stagecoach Operating, pursuant to which they will manage the day to day operations of our business in addition to providing management, commercial and administrative services. The agreement is for an initial term through May 31, 2021 and is automatically extended for successive three year periods unless otherwise terminated by either party. Under the agreement, we reimburse all costs incurred in connection with management services provided to us. For the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, we recognized operations and maintenance expenses of $3.4 million in all periods under this management agreement. For the

Exhibit 99.1

years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, we recognized general and administrative expenses of $3.2 million, $3.6 million and $2.1 million under this agreement.

Effective January 1, 2017, we purchased the remaining 80% membership interest in Stagecoach Operating from Crestwood Northeast for less than $0.1 million, which did not have a material impact on our consolidated financial statements.

Electricity Agreements. We entered into two electricity sales agreements with a subsidiary of Consolidated Edison, whereby we purchase electricity supply on a fixed-fee basis for use at our compressor stations in New York and Pennsylvania. In July 2017, the sales agreement related to our compressor station in New York was sold by Consolidated Edison and, as such, the costs associated with this agreement are no longer considered as related party. For the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, we incurred costs of product/services sold of less than $0.1 million, approximately $3.7 million and $2.6 million under these agreements.

Note 6 - Members’ Equity

Net Income or Loss Allocation. Pursuant to our Amended Agreement, we allocate net income or loss to our members using the Hypothetical Liquidation at Book Value (HLBV) method since our members' ownership and distribution percentages differ. Under the HLBV method, a calculation is prepared at each balance sheet date to determine the amount that our members would receive if we were to liquidate all of our assets, as valued in accordance with GAAP, and distribute that cash to our members. The difference between the calculated liquidation distribution amounts at the beginning and end of the reporting period, after adjusting for capital contributions and distributions, is our members' respective share of our earnings or losses for the period, which approximates how we allocate earnings under the terms of our amended limited liability company agreement.

Contributions. Pursuant to our Amended Agreement, Crestwood Northeast and CEGP each contributed assets to us in exchange for a 50% equity interest in the Company. Crestwood Northeast contributed to us its subsidiaries that own and operate the storage and transportation assets described in Note 1, including a 20% membership interest in Stagecoach Operating, and CEGP contributed approximately $974 million of cash to us. The contribution from Crestwood Northeast was reflected as a non-cash contribution, net of $0.3 million of cash and $2.5 million of restricted cash. During the year ended December 31, 2017, we received contributions from our members of approximately $1.6 million.

Distributions. Our amended limited liability company agreement requires that within 30 days following the end of each quarter, we make quarterly distributions of our available cash (as defined in our amended limited liability company agreement) to Crestwood Northeast and CEGP based on distribution percentages of 40% and 60%, respectively. Prior to July 1, 2018, we distributed our available cash to Crestwood Northeast and CEGP based on distribution percentages of 35% and 65%, respectively. Effective July 1, 2019, we will distribute our available cash to Crestwood Northeast and CEGP based on the ownership percentage for each member, which is currently 50%. During the years ended December 31, 2018 and 2017, and for the period from June 3, 2016 to December 31, 2016, we made cash distributions of approximately $134.1 million, $135.1 million and $45.8 million to our members. In addition, during 2016, we distributed to Crestwood Northeast the cash proceeds of approximately $974 million received from CEGP. In January 2019, we made a cash distribution of approximately $32.5 million to our members.

Other. Pursuant to our Amended Agreement, Crestwood Northeast and CEGP each contributed assets to the Company in exchange for a 50% equity interest in the Company. The contribution by CEGP exceeded its basis in the Company by approximately $51.4 million, which resulted in a transfer of this excess basis to Crestwood Northeast, which is reflected as transfer of member's equity on our consolidated statement of member's equity at December 31, 2016.